SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
01/09/13


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
536,965

8. SHARED VOTING POWER
391,894

9. SOLE DISPOSITIVE POWER
536,965
_______________________________________________________

10. SHARED DISPOSITIVE POWER
391,894


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
928,859 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

13.15%


14. TYPE OF REPORTING PERSON

IA
_______________________________________________________
1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
536,965

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
536,965
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
536,965 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.60%


14. TYPE OF REPORTING PERSON

IC
___________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
536,965

8. SHARED VOTING POWER
391,894

9. SOLE DISPOSITIVE POWER
536,965
_______________________________________________________

10. SHARED DISPOSITIVE POWER
391,894


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
928,859 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

13.15%

14. TYPE OF REPORTING PERSON

IN

______________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
536,965

8. SHARED VOTING POWER
391,894

9. SOLE DISPOSITIVE POWER
536,965
_______________________________________________________

10. SHARED DISPOSITIVE POWER
391,894


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
928,859 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

13.15%


14. TYPE OF REPORTING PERSON

IN

_____________________________________________________________

1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
536,965

8. SHARED VOTING POWER
391,894

9. SOLE DISPOSITIVE POWER
536,965
_______________________________________________________

10. SHARED DISPOSITIVE POWER
391,894


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
928,859 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

13.15%

14. TYPE OF REPORTING PERSON

IN
____________________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #4 to the schedule 13d filed November 22, 2013. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on August 29, 2013, there were 7,062,862 shares of common stock outstanding as of June 30, 2013. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of January 10, 2014, Bulldog Investors, LLC is deemed to be the beneficial owner of 928,859 shares of IMF (representing 13.15% of IMF's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 928,859 shares of IMF include 536,965 shares (representing 7.60% of IMF's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Mr. Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Funds"). Bulldog Investors Funds may be deemed to constitute a group. All other shares included in the aforementioned 928,859 shares of IMF beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 391,894 shares (representing 5.56% of IMF's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 536,965 shares. Bulldog Investors, LLC has shared power to dispose of and vote 391,894 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of IMF's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors, LLC.



c) Since the last filing on 12/18/13 the following shares of IMF were purchased:

Date			Shares		Price
12/27/13		200		16.8200
12/27/13		4,800		16.7970
12/30/13		29		16.8300
12/31/13		34,853		16.9000
01/02/14		10,114		16.8744
01/03/14		743		16.8500
01/03/14		1,700		16.8888
01/06/14		600		16.9000
01/06/14		5,800		16.9938
01/07/14		3,300		17.0283
01/08/14		6,100		16.9853
01/09/14		4,100		17.0446
01/09/14		7,337		17.0412
01/10/14		4,107		17.1401



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 01/13/14

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

OPPORTUNITY PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

CALAPASAS WEST PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

FULL VALUE SPECIAL SITUATIONS FUND, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

FULL VALUE OFFSHORE FUND, LTD.
By: /s/ Andrew Dakos
Andrew Dakos, Director

FULL VALUE PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

OPPORTUNITY INCOME PLUS FUND, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

MCM OPPORTUNITY PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP